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UNITED ST
SECURITIES AND EXCH
Washington, D



07004196

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ Financial Solutions, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Baltimore Street
(No. and Street)

Cumberland (City) **MD** (State) **21502** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Bridges **(301) 784-2460** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 21 2007

THOMSON FINANCIAL

Johnson Lambert & Co. LLP
(Name - *if individual, state last, first, middle name*)

3110 Fairview Park Drive, Suite 800 (Address) **Falls Church** (City) **VA** (State) **22042** (Zip Code)



SEC MAIL PROCESSING
RECEIVED
FEB 28 2007

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Luke Baum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Financial Solutions, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Robert A Bosak
My Commission expires on 3/2/07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

Report of Independent Accountants on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors of
CBIZ Financial Solutions, Inc.

In planning and performing our audit of the financial statements of CBIZ Financial Solutions, Inc. (the Company) for the year ended December 31, 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WWW.JLCO.COM

BURLINGTON, VT • CHARLESTON, SC • FALLS CHURCH, VA • JACKSONVILLE, FL • RALEIGH, NC • RED BANK, NJ

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert & Co LLP

Falls Church, Virginia
February 16, 2007


JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

CBIZ Financial Solutions, Inc.

Audited Financial Statements

Year ended December 31, 2006
with Report of Independent Auditors

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2006

Contents



JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

Report of Independent Auditors

Board of Directors
CBIZ Financial Solutions, Inc.

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (the Company) as of December 31, 2006 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIZ Financial Solutions, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on pages 14 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co LLP

Falls Church, Virginia
February 16, 2007

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 5,123,624
Mutual funds, available for sale at fair value	1,076,706
Investment in corporate bonds	48,000
Investment in NASDAQ common stock	3,300
Deposits with clearing organization	50,000
Deposits with Depository Trust & Clearing Corporation	5,000
Receivable from clearing organization	119,158
Receivables from customers and other assets	1,229,050
Notes receivable, net of allowance of $40,000	10,000
Deferred compensation plan assets	40,520
Goodwill and other intangible assets, net of accumulated amortization of $567,165	5,284,938
Furniture and equipment, net of accumulated depreciation of $172,833	31,169
Total Assets	$ 13,021,465
Liabilities and Stockholder's Equity	
Liabilities	
Accrued salaries and wages	$ 1,422,574
Due to CBIZ affiliates	242,699
Deferred compensation plan obligation	40,520
Other liabilities	427,128
Income tax payable	2,305,143
Total Liabilities	4,438,064
Stockholder's Equity	
Common stock - $250 par value; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,368,271
Retained earnings	1,190,130
Total Stockholder's Equity	8,583,401
Total Liabilities and Stockholder's Equity	$ 13,021,465

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Income

Year ended December 31, 2006

Revenue	
Commissions and investment advisory fees	$ 18,402,766
Interest and dividends	160,653
Total Revenue	18,563,419
Expenses	
Employee compensation and benefits	9,456,641
Other operating expenses	2,620,661
Clearing fees	204,061
Insurance	104,492
Rent	379,245
Communications	48,760
Taxes	4,286
Total Expenses	12,818,146
Income before taxes	5,745,273
Income tax provision (See footnote 4)	2,305,143
Net Income	$ 3,440,130

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

Year ended December 31, 2006

Cash flows provided by operating activities	
Net income	$ 3,440,130
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	8,457
Amortization of client lists and non-competes	227,785
Allowance for notes receivable	40,000
Changes in assets and liabilities:	
Receivable from clearing organization	(70,328)
Receivable from customers and other assets	116,392
Due to/from CBIZ affiliates	(1,104,447)
Accounts payable and accrued expenses	1,156,264
Income tax payable	2,305,143
Net cash provided by operating activities	6,119,396
Cash flows used by investing activities	
Purchase of investments	(90,804)
Purchase of equipment	(33,644)
Net cash used by investing activities	(124,448)
Cash flows used by financing activities	
Dividends paid and return of paid-in capital	(2,250,000)
Contingent cash payment	(72,508)
Net cash used by financing activities	(2,322,508)
Net increase in cash and cash equivalents	3,672,440
Cash and cash equivalents at beginning of year	1,451,184
Cash and cash equivalents at end of year	$ 5,123,624

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2006	$ 25,000	$ 5,730,308	$ -	$ 5,755,308
Contingent purchase price of Gallery Asset Management	-	1,383,384	-	1,383,384
Contingent purchase price of Wealth Strategies	-	254,579	-	254,579
Net income	-	-	3,440,130	3,440,130
Dividends paid	-	-	(2,250,000)	(2,250,000)
Balance at December 31, 2006	$ 25,000	$ 7,368,271	$ 1,190,130	$ 8,583,401

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements

December 31, 2006

1. Organization and Significant Accounting Policies

Organization
CBIZ Financial Solutions, Inc. (the Company), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. The Company is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

The Company is a full service Broker-Dealer and Registered Investment Advisory firm with its home office in Maryland. The Company currently conducts business in over 20 states across the United States. The Company has a securities clearing relationship with National Financial Services LLC, a subsidiary of Fidelity Investments. The Company also provides registered investment advisory services and asset management for qualified retirement plans. The Company's Mergers and Acquisitions Group provides services that facilitate the sale or recapitalization of privately held companies with revenues ranging from $20 million to $250 million.

Basis of Reporting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2006 approximately 23% of the balance of cash and cash equivalents represents amounts which were held by National Financial Services LLC, the Company's clearing broker. At various times the amounts on deposit with banks or held by the Company's clearing broker exceed federally insured limits. Management monitors these balances and believes they do no represent a significant credit risk to the Company

Mutual Funds
The Company has invested assets in a money market mutual fund, which are carried at fair value, which approximates cost.

1. Organization and Significant Accounting Policies (Continued)

Furniture and Equipment
Furniture and equipment purchased after January 1, 1998 are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2006 was $8,457.

Revenue Recognition
Revenue is recognized only when all of the following are present: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the client is fixed or determinable, and collectibility is reasonably assured.

Revenue consists primarily of brokerage and agency commissions, and fee income for administering retirement plans. A description of the revenue recognition, based on the product and billing arrangement, is described below.

Commissions relating to brokerage are recognized when received.

Fee income is recognized in the period in which services are provided, and may be based on actual hours incurred on an hourly fee basis, fixed fee arrangements, or asset-based fees.

Investment advisory fees are invoiced quarterly and recognized when earned.

Mergers & Acquisitions and Capital Advisory — Revenue associated with non-refundable retainers is recognized on a pro rata basis over the life of the engagement. Revenue associated with success fee transactions is recognized when the transaction is completed.

Employee Savings Plan
The Company's employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions by CBIZ are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including: stock; fixed income; stable value; and balanced – lifecycle funds. The Company's matching contribution to the 401(k) portion of the Plan in 2006 was $136,655.

1. Organization and Significant Accounting Policies (Continued)

Deferred Compensation Plan
CBIZ implemented a deferred compensation plan during the first quarter of 2004, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Employees of the Company are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account and a deferred compensation plan obligation is established by the Company. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by the Company and recorded as assets of the deferred compensation plan in the accompanying statement of financial condition.

Assets of the deferred compensation plan represent marketable investments that consist primarily of mutual funds, money market funds and equity securities. The Company classifies these marketable securities as "trading" securities under Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with the provisions of this statement, the investment balance is stated at fair market value based on quoted market prices, and realized and unrealized gains and losses are reflected in earnings. The assets held in the deferred compensation plan reflect amounts due to employees, but are available for general creditors of the Company in the event the Company becomes insolvent. As such, the Company has established a corresponding other long-term liability entitled "deferred compensation plan obligations" in the statement of financial condition.

Goodwill and Other Intangible Assets
The Company utilizes the purchase method of accounting for all business combinations in accordance with SFAS No. 141, "Business Combinations." Identifiable intangible assets include finite-lived purchased intangible assets, which primarily consist of client lists and non-compete agreements. These assets are amortized using the straight-line method over their expected periods of benefit, generally two to ten years. Intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment losses were recognized in 2006.

In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized. Goodwill is tested for impairment annually during the fourth quarter of each year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value.

2. Related Party Transactions

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, Inc. and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI provides certain management services to the Company as well as provides the facilities from which the Company conducts its operations. These management and facility costs have been allocated to the Company and are included in these financial statements. At December 31, 2006, the Company had a payable to CBSI, CBIZ B&I and other CBSI related affiliates of $242,699.

The Company has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which the Company conducts business with these related parties. The terms of these Agreements include the following provisions:

In certain cases investment advisory fees generated by employees of the various subsidiaries, who are investment advisory representatives of the Company, would be recognized and recorded by the Company. Further, the agreements provided that the expenses associated with these investment advisory representatives would remain the liability of the various subsidiaries for whom they are employed.

In certain cases subsidiaries of CBIZ provide office and infrastructure support to employees of the Company who are located outside of the home office. Under certain circumstances this support is provided without charge.

Management has not quantified the value of the expenses incurred and absorbed by other CBIZ subsidiaries on behalf of the Company related to these agreements.

In 2006, the Company declared and paid cash dividends totaling $2,250,000 to its parent, CBSI.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2006 the Company had net capital of $1,718,840, which exceeded its capital requirements of $303,486 and had a ratio of aggregate indebtedness to net capital of 2.65 to 1.

4. Income Taxes

The Company is included in CBIZ's consolidated federal tax return as well as consolidated state tax returns where applicable. An individual state income tax return is filed for the Company in Maryland. Taxes, if any, are paid on behalf of the Company by CBIZ. The Company records in these financial statements tax expense and a corresponding tax liability on financial statement income at a rate of 40% pursuant to a tax sharing arrangement. Under this arrangement there are no deferred taxes recorded on the Company's financial statements. The current liability will be settled with the parent's filing and payment of all taxes to the appropriate taxing authorities.

5. Acquisitions and Contingent Purchase Price Payments

On October 15, 2004, the Company and its parent entered into an Asset Purchase Agreement with Gallery Asset Management, Inc. (Gallery), whereby the Company's parent was to acquire Gallery for cash and stock. The Asset Purchase Agreement became effective on January 1, 2005. Contemporaneous with the acquisition, the Company's parent merged the assets and liabilities of Gallery into the Company. The purchase price was allocated to the identifiable assets, intangible assets and liabilities based on their estimated fair values. The remaining excess purchase price was recorded as goodwill. On December 31, 2006, according to the terms of the Asset Purchase Agreement, a contingent purchase price of $1,383,384 was recorded as a liability by the Company's parent and a capital contribution in the same amount was made to the Company and recorded as additional goodwill.

On January 19, 2005, the Company, its parent and CBIZ Accounting, Tax and Advisory of San Diego entered into an Asset Purchase Agreement with Nation Smith Hermes Diamond Accountants and Consultants (NSHD), whereby the Company's parent was to acquire NSHD and their regulated subsidiary Wealth Strategies for cash and stock. The Asset Purchase Agreement became effective as of January 1, 2005. Contemporaneous with the acquisition, the Company's parent merged the assets and liabilities of Wealth Strategies into the Company. The purchase price was allocated to the identifiable assets, intangible assets and liabilities based on their estimated fair values. The remaining excess purchase price was recorded as goodwill. On December 31, 2006, according to the terms of the Asset Purchase Agreement, a contingent purchase price of $254,579 was recorded as a liability by the Company's parent and a capital contribution in the same amount was made to the Company and recorded as additional goodwill. Consistent with the terms of the Asset Purchase Agreement, if future performance targets are achieved, the potential exists for contingent purchase price payment of $128,788 at the end of 2007.

The results of operations for Gallery and Wealth Strategies are included in the Company's statement of income for the year ending December 31, 2006.

6. Goodwill and Other Intangible Assets, Net

The components of goodwill and other intangible assets, net at December 31, 2006 were as follows:

Goodwill	$ 4,216,363
Intangibles:	
Client lists	1,489,740
Non-compete agreements	146,000
Total intangibles	1,635,740
Total goodwill and other intangibles assets	5,852,103
Less accumulated amortization	(567,165)
Goodwill and other intangible assets, net	$ 5,284,938

Client lists are amortized over periods not exceeding ten years. Other intangibles, which consist primarily of non-compete agreements, are amortized over periods ranging from two to ten years. Amortization expense of client lists and other intangible assets was $227,785 during the year ended December 31, 2006. Amortization expense for client lists and other intangible assets for each of the next five years is estimated to be:

Year ended December 31,	
2007	$ 215,785
2008	$ 128,970
2009	$ 128,970
2010	$ 118,970
2011	$ 118,970

This estimate excludes the impact of events that may occur subsequent to December 31, 2006, including acquisitions, divestitures and additional purchase price that may be earned in connection with acquisitions that occurred prior to December 31, 2006.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", impairment charges, if any, are reported as depreciation and amortization expense in the statement of income. There were no impairment charges recorded during the year ended December 31, 2006.

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net capital:	
Total stockholder's equity qualified for net capital	$ 8,583,401
Add liabilities subordinated borrowings allowable in computation of net capital	-
	8,583,401
Total capital and allowable subordinated borrowings	
Deductions and/or charges:	
12B-1 fees receivable	(119,158)
Receivables from customers and other assets	(1,273,633)
Goodwill and other intangible assets, net	(5,284,938)
Furniture and equipment	(31,169)
Net capital before haircuts on securities positions	1,874,503
Haircuts on securities (stock, money market and mutual funds)	(155,663)
Net capital	$ 1,718,840
Aggregate indebtedness	
Total liabilities from statement of financial condition	4,438,064
Other unrecorded amounts:	
NFS termination fees	114,240
Total aggregate indebtedness	$ 4,552,304
Computation of basic net capital requirement:	
Minimum net capital required	$ 303,486
Excess net capital	$ 1,415,354
Ratio: Aggregate indebtedness to net capital	2.65 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	$ 1,718,840
Audit adjustments	-
Net capital per above	$ 1,718,840

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i)&(ii) and therefore, no deposit was required.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i)&(ii).

END